Exhibit 99.1
Qiao Xing Universal Resources Announces New Chief Financial Officer
HUIZHOU, China, May 2, 2011 /PRNewswire-Asia-FirstCall/Qiao Xing Universal Resources, Inc. (NASDAQ:XING) (“XING” or the “Company”), one of the leading players in the molybdenum mining business as well as a company with meaningful size in the resources industry, today announced the appointment of Mr. Jiujiu Jiang to the position of Chief Financial Officer, effective immediately.
Mr. Jiang has extensive experience in the exploration and mining industry. Most recently, Mr. Jiang was the General Manager of Guangxi Jinding Mining Co. Limited, which acquired the exploration rights of 14 gold mines in Guangxi Province. Mr. Jiang was responsible for all affairs relating to the inspection and exploration of the mines. Previous to that, Mr. Jiang founded a private equity fund that invests purely in mining businesses. The fund invested in a number of companies in which Mr. Jiang held senior management positions and sat on their boards of directors. Mr. Jiang has extensive knowledge of accounting and corporate finance. He previously served as the Vice President and Chief Financial Officer of Beijing Xinwei Telecom Technology Inc., a joint venture between Datang Telecom Technology & Industry Group and Cwill Telecommunications Inc. Mr. Jiang also spent six years at both the provincial branch and the head office of China Construction Bank. Mr. Jiang has a CPA qualification and a Ph.D. in Economics from Zhongnan University of Economics and Law.
“We are delighted to have Mr. Jiang on board as our new Chief Financial Officer with his deep experience in accounting and corporate finance as well as in the mining industry,” said Mr. Wu Rui Lin, Chairman and Chief Executive Officer of XING. “We believe that Mr. Jiang will leverage his experience and expertise to drive XING forward and improve our practices in our financial operations as well as in procedures to meet the expectations of the US capital markets so as to strengthen our profile as a US-listed company.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile phone business to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding the Company’s plans to enhance its management team and strengthen its reporting and finance function, estimates of revenue and profit, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, XING and value for XING’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material, expectations with respect to supply and demand for mineral resources and XING’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of May 2, 2011.
Company Contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mabel Zhang, Associate Partner
Phone: +1 310 954 1353 (Los Angeles)
E-mail: mabel.zhang@ccgir.com
David Rudnick, Account Manager
CCG INVESTOR RELATIONS
Phone: +1 310 447 4155(New York)
Email:David.Rudnick@ccgir.com